PRESS RELEASE                                                 January 28, 2000

For more information contact:
Robert L. Savage, President
Tri-County Bancorp, Inc.
2201 Main Street, P.O. Box 1057
Torrington, WY 82240
(307) 532-2111

                       TRI-COUNTY BANCORP, INC. ANNOUNCES
                            STOCK REPURCHASE PROGRAM

Torrington, Wyoming -- Tri-County Bancorp, Inc., (the "Company") the holding company of Tri-County Bank (the "Bank"), announced today that the Company's Board of Directors had approved a stock repurchase program. The Company may repurchase 5% of its outstanding Common Stock (approximately 45,300 shares) over a period of time in open market transaction.

As of December 31, 1999 the Company had 906,234 shares of Common Stock outstanding and $10.7 million in stockholders' equity. "With the Common Stock currently trading at approximately $9.50 per share or 84% of book value, the Company's Board believes that the purchase of its own stock is an excellent investment," commented Robert L. Savage, President of the Company. "The Board of Directors believes that it is in the best interest of the Company and its stockholders to repurchase some of its outstanding Common Stock in view of its present trading price and the Company's earnings and high level of capital."

Tri-County Bank (formerly Tri-County Federal Savings Bank), the wholly owned subsidiary of Tri-County Bancorp, Inc., is a community-oriented bank. Since being founded in 1935, the Bank has focused on serving its customers located primarily in and around Goshen and Platte Counties, Wyoming. Beginning in early 2000, the Bank's service area will also extend into Laramie County with the opening of its new branch office in Cheyenne, Wyoming.

Tri-County Bancorp, Inc.'s common stock is traded on the Nasdaq "Small-Cap" System under the symbol "TRIC."